[Willkie Farr & Gallagher LLP Letterhead]

March 20, 2007

VIA EDGAR

April Sifford

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0406

Re:	Eagle Family Foods, Inc.
Form 10-K for Fiscal Year Ended July 1, 2006
Filed September 29, 2006
Forms 10-Q for Fiscal Quarters Ended September 30, 2006 and December 30, 2006
Filed November 14, 2006 and February 14, 2007
File No. 333-50305

Dear Ms. Sifford:

This letter confirms my conversation with you regarding Eagle Family Foods, Inc.’s request for additional time to respond to the comments raised in your letter of March 6, 2007 regarding the above-referenced filings. You indicated the staff’s concurrence with Eagle’s request to submit its response by April 10, 2007.

Sincerely,

/s/ Morgan D. Elwyn
Morgan D. Elwyn

cc:	Craig Steinke, Eagle Family Foods, Inc.
Steven J. Gartner, Willkie Farr & Gallagher LLP